Exhibit 99.3

Investor Presentation November 2004 US Roadshow Jean-Bernard Levy Chief Operating Officer IMPORTANT NOTICE: INVESTORS ARE STRONGLY URGED TO READ THE IMPORTANT LEGAL DISCLAIMER AT THE END OF THIS PRESENTATION

Vivendi Universal Today Group's restructuring is now largely completed. Significant improvement in the performance of operations, due to VU's focus on managing its activities.

Group's Restructuring Largely Completed We have achieved the various restructuring efforts of the group with the aim of: creating value for shareholders, reviving VU through a solid balance sheet and strong profitable businesses, through: a € 4 billion investment in SFR Cegetel, the creation of NBC Universal, in which we keep a 20% stake, € 15.8 billion of asset divestitures to reduce financial net debt to € 5.5 billion. All three rating agencies have upgraded VU to an "investment-grade" rating We still have to finalize the divestiture of our investments in: Veolia Environnement, PTC (Polish telecom company).

Focus on the Management of Our Actvities VU is now focused on the management of its activities: Canal+ Group and Universal Music Group: turnarounds are on the right track, VU Games: new team appointed to reshape the company, NBC Universal: good cooperation, SFR Cegetel and Maroc Telecom: operating results continue to improve.

A Media & Telecom Company Telecom Media Mobile / Fixed line Mobile / Fixed line Networks / Cable / Film / Parks Pay-TV / Film Music Video Games Games Games 100% 92% 99% 20% * 56% 35% Fully Consolidated Fully Consolidated Fully Consolidated Equity Accounted Fully Consolidated Fully Consolidated * 20% controlling interest and a 18.5% ownership interest

Two Major Strategic Goals Have Been Achieved in 2004 Completion of the NBC Universal transaction. Award of the Global Consolidated Profits tax system.

NBC Universal

- **Creation of NBC Universal completed on May 12, 2004:**
  - VUE valued at $14.2 billion, in line with VU's expectations
- **NBC Universal looks excellent :**
  - Solid Post-Merger Performance
    - Entertainment cable strength
    - Outstanding Olympics; ratings, financials and production success
    - TV…the most profitable network & station group despite prime time competition
    - Film off to a terrific start
    - Parks performing above expectations
  - Synergies on track
    - $100 million in 2004 … ~ 90% identified
    - $300 million in 2005 … ~ 80% identified
- **NBC Universal is on track on operating income and cash flow:**
  - Operating income projected to be $2.4 billion in 2004
  - Dividend flow projected to be ~ $400 - $500 million p.a.
- **Long term partnership and cooperation between VU and NBC Universal:**
  - Opportunities to strengthen commercial agreements
  - VU has three seats out of fifteen on NBCU's Board of Directors

Investor Presentation – November 2004 7

Consolidated Global Profits Tax System A change of tax regime to accelerate the use of net losses, Reinforcing the group's media and telecom businesses. Annual cash and P&L impact of approximately €500 million until the total consumption of €3.8 billion of deferred tax.

Strong progress in operating results in the first nine months of 2004 .... ... allows the group to raise its Adjusted Net Income 2004 guidance to €1.2 billion.

9 Months 2004: Operating Results Show Strong Progress Operating income: €2.7 billion as published; up 26% on a comparable basis.* Adjusted Net income** of €1,053 million, vs. a €192 million in the first nine months of 2003, i.e. an improvement of €861 million. Net loss of €1,082 million, vs. a €501 million loss, including in 2004 €2.1 billion of foreign currency translation adjustment on the NBC-Universal transaction. Consolidated cash flow from operations: €3.86 billion as published; up 32% on a comparable basis.* Proportionate cash flow from operations: €2.5 billion as published; up 60% on a comparable basis. * Financial net debt: reduced to €5.5 billion vs. €12.8 billion in September 2003 and €34.9 billion in June 2002. * Comparable basis essentially illustrates the divestitures of VUE, at CANAL+ Group (Telepiu, Canal+ Nordic, Canal+ Belgium and Flemish, Expand,...), VUP (Comareg and Atica & Scipione), Vivendi Telecom Hungary, Kencell, MonacoTelecom, the abandonment of Internet operations and includes the full consolidation of Telecom Developpement at SFR Cegetel Group, as if those transactions had occurred at the beginning of 2003. Cash flow from operations (consolidated and proportionate) on a comparable basis does not include NBC Universal's dividends in 2004. ** Adjusted Net Income mainly does not include goodwill amortization, gain (loss) on businesses sold, net of provisions and other, and non-operating, non-recurring items, financial provisions, realized losses net of financial provisions taken previously, income tax and minority interests on adjustments. This result takes into account part of the benefit from the Consolidated Global Profits Tax System, as from January 1, 2004. Please refer to slide 24 for a reconciliation of Net Income to Adjusted Net Income.

Why Is There Still a Net Loss? Net loss of €1,082 million compared to a loss of €501 million at September 2003: Included in September 30, 2004 : - €2,105 million of foreign currency translation adjustment on the NBC-Universal transaction (no cash impact and no impact on shareholders' equity); - €303 million of exceptional costs due to the repurchase of high-yield notes; On the other hand: + €366 million of net capital gain on the NBCU transaction; + €388 million of deferred tax corresponding to the 9-month activation of the Consolidated Global Profits Tax System in Q3, 2004.

Details by business (comparable basis* at actual exchange rates): 9 Months 2004 Revenues on a Comparable Basis* Note: The % of economic interest is provided for information purposes only. The reported numbers are 100% consolidated. * As defined on slide 10. ** Vivendi Telecom International (excluding Vivendi Telecom Hungary, Kencell and Monaco Telecom), Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions.

Details by business (comparable basis* at actual exchange rates): 9 Months 2004 Operating Income on a Comparable Basis* Note: The % of economic interest is provided for information purposes only. The reported numbers are 100% consolidated. * As defined on slide 10. ** Vivendi Telecom International (excluding Vivendi Telecom Hungary, Kencell and Monaco Telecom), Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions.

Vivendi Universal Raised its Guidance Twice for the Full Year 2004 Adjusted Net Income: above €1.2 billion Operating Income: Strong growth on a pro forma basis*, Close to 2003 actual basis, in spite of VUE's deconsolidation. Cash Flow from Operations: Growth on a pro forma basis*, Slight decline on an actual basis, in spite of the significantly reduced scope. Financial net debt: below €5 billion (when including proceeds from the sale of Veolia Environnement shares) Dividend : should not be lower than € 0.50 per share, to be paid in 2005, based on 2004 earnings. * The pro forma information illustrates the effect of the divestitures of VUE in May 2004, Telepiu in April 2003 and Comareg in May 2003 as if these transactions has occurred at the beginning of 2003.

Vivendi Universal's Strategy Vivendi Universal's strategy is to strengthen its position among the European leaders in Media and Telecommunications: To continue organic development in our fields: Pay-TV, Music, Games and Telecommunication Our priority is to improve our activities' operating results by focusing on operational management. The best way to deliver more value creation to our shareholders.

Appendices

9 Months 2004 Earnings

Major Changes in Vivendi Universal's Scope in 2004 Divestiture of 80% of Vivendi Universal Entertainment: Fully consolidated for until May 11, 2004; Equity accounted for from May 12, 2004. Investment in a 20% stake in NBC on May 11, 2004. Divestiture of Kencell (60% stake) on May 25, 2004. Divestiture of Monaco Telecom (55% stake) on June 18, 2004.

Consolidated 9 Months 2004 Income Statement

Details by business (comparable basis* at actual exchange rates): In € million, French GAAP Note: The % of economic interest is provided for information purposes only. The reported numbers are 100% consolidated. * As defined on slide 10. ** Vivendi Telecom International (excluding Vivendi Telecom Hungary, Kencell and Monaco Telecom), Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions. Operating income up €474 million, +26% on a comparable basis* 9 Months 2004 Operating Income on a Comparable Basis* 2003 PF 2004 1130.8 1464.9 1,856 2,330 9 months 2003 9 months 2004

In € million, French GAAP Cash flow from operations up 32% on a comparable basis at actual exchange rates 2003 Comp. 2004 Conso. 698 1117 Proportionate 791 725 2,405 3,179 * 9 months 2003 9 months 2004 9 Months 2004 Cash Flow from Operations on a Comparable Basis * Note: The % of economic interest is provided for information purposes only. The reported numbers are 100% consolidated. * As defined on slide 10, and excluding NBC Universal dividends. 1,192 1,903 +60% Proportionate basis Consolidated basis +32% Details by business (at actual exchange rates):

9 Months Financial Net Debt Evolution Dec. 31, 2002 Transaction NBC Universal autres cessions Acquisitions CFFO Financing expenses & Taxes Dividends paid to minorities Debt Adjustment Dec. 31, 2003 Est -6.3 -5.6 -5.6 -2.1 -2.1 -3.2 -4.8 0 -11.6 -5.3 -0.7 -0.4 -3.9 -1.1 -1.6 -0.7 -5.5 -2 Dec. 31, 2003 Other divestitures Cash flow from operations Financing expense, tax and other Dividends paid to minorities Other adjustments including foreign exchange September 30, 2004 In € billion, French GAAP - 11.6 NBC- Universal transaction +0.7 +3.9 - 1.1 - 1.6 +5.3 - 0.7 - 5.5 Acquisitions - 0.4 Including: Barry Diller Call: -€226m - Dreamworks: -€94m Jean-Claude Darmon Put: -€30m - Others: €41m Including: -€1,272m of dividends paid by SFR Cegetel Group to minorities (including the exceptional dividend, dividends on 2003 results and advance on dividend on 2004 results) -€303m of dividends paid by Maroc Telecom to the Kingdom of Morocco (including an exceptional dividend) Including: - Defeasance of real estate assets: -€333m - Foreign currency debt effect: -€206m Including: SportFive: +€274m Kencell: +€190m Monaco Telecom: +€169m Atica & Scipione: + €41m Others: +€44m

First Half 2004 Financial Income Analysis First Half 2004 First Half 2003 Financing expense (389) (531) Average interest rate on gross debt 5.05% 4.69% Average gross debt (in euro billion) 9.9 17.2 Other financial expenses, net of provisions (426) (339) out of which: Foreign exchange income (expense) 1 (192) Non-recurring costs linked to repurchase of High-Yield Notes (303) - Other financial expenses, net of provisions (124) (147) In € million

The impact of the tax relief is taken into account in the third quarter of 2004 for the first 9 months period, applying the effective annual tax rate for the interim periods. Full Year 2004 impact (Forecast): + €482m Included in Adjusted Net Income (tax savings on the current period: full year 2004); + €518m Deferred tax: 12-month activation of the Consolidated Profits Tax System (period from 01/01/05 to 31/12/05); + €1,000m Full year impact on Net Income. 9 months 2004 impact: + €362m Included in Adjusted Net Income; + €388m Not included in Adjusted Net Income; + €750m Impact on Net Income as of September 30, 2004. Impact of the Consolidated Global Profits Tax System

9 Months 2004, Adjusted Net Income (non GAAP) Nine Months ended September 30, Nine Months ended September 30, Nine Months ended September 30, Nine Months ended September 30, Nine Months ended September 30, Nine Months ended September 30, Nine Months ended September 30, French GAAP - In millions of euros 2004 P&L 2004 Adjustments to ANI 2004 Adjusted Net Income 2003 Adjusted Net Income 2003 Adjustments to ANI 2003 P&L Revenues 16,094 16,094 18,267 18,267 Operating income 2,684 2,684 2,573 2,573 Financing expense (389) (389) (531) (531) Other financial expenses, net of provisions (426) 440 13 (132) 207 (339) Gain (loss) on businesses sold, net of provisions and other (1,657) 1,657 0 0 (481) 481 Income tax expense (244) (366) (610) (798) 47 (845) Equity in earnings (losses) of unconsolidated companies 187 187 (87) 190 (277) Goodwill amortization & impairment losses (431) 431 0 0 786 (786) Minority interests (806) (27) (833) (833) (56) (777) Net income (loss) (1,082) 2,134 1,053 192 693 (501) Income (loss) per basic share €(1.01) €0.98 €0.18 €(0.47) Weighted average common shares outstanding (in millions) 1,071.9 1,071.9 1,070.8 1,070.8

9 Months 2004 Adjusted Net Income Growth The €861 million improvement of adjusted net income for the first 9 months comes from: + €385m: operating improvements: operating income improvement at UMG, Canal+, Telecoms and Holding & Corporate and Other, partly offset by VUE deconsolidation as of May 2004, deconsolidation of Canal+ non- core assets and VU Games restructuring increase in equity earnings (contribution of NBCU as from May 2004 (€57m) compared to negative contribution of the parks in 2003 for VUE, improvement in Veolia contribution, PTC contribution and Elnet profit at Elektrim Telco) + €288m: decrease in financing and other financial expenses: decrease in financing expense due to lower debt and lower interest rates in the third quarter decrease in other financial expenses (€193m forex losses as of September 2003 vs. a profit of €1m in 2004) + €188m: decrease in income tax expense (€362m positive impact of the Consolidated Global Profits Tax System, partly offset by (-€174m): higher tax expense in telecom businesses due to improved results and non recurring deferred tax income in Q3 2003) +142m: +146m: +111m: +274m:

Financial Flexibility Actions taken in 2004: Tender offer to repurchase €2.0 billion High Yield Notes out of €2.4 billion in June 2004 and cancellation of covenants, Issue of €700 million of floating-rate notes in July 2004 with a 60 basis points yield over 3-month Euribor, Reduction of the €2.7 billion syndicated credit facility to € 2.5 billion and renegotiation of the pricing grid. Upgrades of VU's credit rating to "investment-grade" category: Fitch Ratings: May 12, 2004 BBB- Neutral S&P: June 1, 2004 BBB- / A-3 Neutral Moody's: October 22, 2004 Baa3 Stable

Nine Months 2004 Business Performance & Updated 2004 Guidance

CANAL+ Group: Growth Drivers Grow the subscription portfolio: Distribution of the Premium channel via all platforms: analog & digital terrestrial, satellite, cable, DSL; The Premium digital offer has been made more attractive; Target stabilization of the Premium portfolio at end-2004 vs. end-2003. Reduce the churn rate: New editorial policy and re-vitalization of the CANAL+ brand image; Improvement in subscribers' satisfaction rates. Keep offering the best content to subscribers: Increased flexibility in programming with the new agreement with the French movie industry; Soccer: target to obtain at least the same rights in the tender offer for the 2005/08 French League 1. Improve margins: Reallocation of programming costs within a stabilized budget; Total cost reduction plan of €200 million per annum will be achieved in 2005.

Canal+ Group: 3rd quarter 2004 Performance

CANAL+ GROUP

3rd quarter 2004

in €million - French GAAP	3rd quarter comparable basis 2004	3rd quarter comparable basis 2003	Comparable basis Growth 2003/2004
Revenues	831	831	0%
Modified EBITDA	150	178	-16%
Operating Income	92	123	-25%
Operating margin (%)	11%	15%	-4 points
Cash flow from operations	254	97	162%

9 months 2004

in €million - French GAAP	9 months ended September 30, on a comparable basis 2004	9 months ended September 30, on a comparable basis 2003	Comparable basis Growth 2003/2004
Revenues	2 584	2 489	4%
Modified EBITDA	455	496	-8%
Operating Income	292	251	16%
Operating margin (%)	11%	10%	+ 1 point
Cash flow from operations	633	152	na

3rd quarter comments

Revenues flat:

- Pay TV France up 1%:
  - Premium channel portfolio up for 4 consecutive months (June to Sept.) compared to last year;
  - Good performance of CanalSatellite.
- StudioCanal down 7%:
  - Timing difference in movie releases in 2004 compared to 2003.

Operating Income growth impacted by seasonal factors, but shows +16% for 9 months:

- Pay TV France:
  - Different timing of programming costs (stable on annual basis): exceptional costs for Olympics of €28m;
  - Impact of the subscribers' recruitment and management costs.
- StudioCanal:
  - Decrease driven by lower revenues (unfavorable release schedule in 2003).

Recent events

- Enhanced programs on the Premium channel at the occasion of the Olympics and the 20th anniversary.
- Launch of the new programming grid at the Premium channel and new line-up of channels at CanalSatellite.
- Closing of the acquisitions of Cuisine TV and Comédie!.
- Launch in November of the tender offer for the French League 1 soccer rights.

Investor Presentation – November 2004

30

VIVENDI UNIVERSAL

CANAL+ Group: 2004 Guidance Revenue: Between €3.45 billion and €3.55 billion EBITDA margin: Approximately 10% Operating income: Above €150 million Cash flow from operations: Above €200 million, excluding real estate divestitures

Universal Music Group: Growth Drivers

- **Rebound of the US & UK music markets:**
  - September YTD US retail unit market up 5.8% per SoundScan*.
  - Q3 2004 YTD UK retail unit market up 2.1% per the CIN.
  - September YTD worldwide market decline slowing per UMG estimates.
- **Digitized music:**
  - Anti piracy: IFPI launched lawsuits against individuals in Europe (Denmark, Germany, Italy) who are illegally sharing files. France, Sweden and UK have launched high profile warning campaigns to prosecute file sharers if necessary.
  - October YTD ~ 175 million tracks estimated to be legally downloaded in the US.
  - Mobile music and electronic downloads fuel new business models for the music industry.
- **Improved margins:**
  - Cost reductions of above €200 million will be achieved in 2004.
  - Total objective of cost reductions is €350 – 400 million.

* Vivendi Universal cannot vouch for the accuracy of SoundScan data.

Investor Presentation – November 2004 32

Music: 3rd quarter 2004 Performance

UNIVERSAL
UNIVERSAL MUSIC GROUP

Third quarter 2004

in €million - French GAAP	3rd quarter, on a comparable basis 2004	3rd quarter, on a comparable basis 2003	Growth 2003/2004	Growth at constant currency 2003/2004
Revenues	1 164	1 115	4%	8%
Modified EBITDA	128	77	66%	76%
Operating Income	29	4	625%	725%
Operating margin (%)	2%	0.4%	na	na
Cash flow from operations	124	-61	na	na

9 months 2004

in €million - French GAAP	9 months ended September 30, on a comparable basis 2004	9 months ended September 30, on a comparable basis 2003	Growth 2003/2004	Growth at constant currency 2003/2004
Revenues	3 233	3 283	-2%	3%
Modified EBITDA	345	193	78%	86%
Operating Income	44	-38	na	na
Operating margin (%)	1%	ns	na	na
Cash flow from operations	294	284	4%	4%

3rd quarter comments

Revenues up 8% at constant currency:

- Strong sales growth in North America and U.K..
- US SoundScan album unit * market share increased to 31%.
- Digital music: 2% of total revenues.
- Major sellers in the 3rd quarter:
  - Ashlee Simpson, Young Buck and Jo Jo, Now 16, Nelly, Black Eyed Peas, Hikaru Utada.

Operating Income at €29 million:

- EBITDA up 66% to €128m: higher sales, lower marketing expenses and other effects of the cost reduction program.
- Operating Income up 625%. EBITDA increase offset by:
  - Acceleration of catalog amortization;
  - Further impairment charge of €10 million for UMG's Music Clubs in the U.K. and France;
  - Restructuring expenses.

Recent events

- Launch by IFPI of pro-active initiatives against piracy in Europe.
- Expansion of legal online music offers in Europe and roll out of iTunes in new European countries.
- UMG continues to outperform the US market with October's US SoundScan album unit* sales up over last year.
- Launch of the new Eminem and U2 albums in November.

* Vivendi Universal cannot vouch for the accuracy of SoundScan data.

Investor Presentation – November 2004

33

VIVENDI UNIVERSAL

Universal Music Group: 2004 Guidance Revenue: Decline slightly EBITDA margin: Above 11% Operating income margin: Above 5% Cash flow from operations: Below 2003 levels (largely due to working capital and restructuring charges)

Vivendi Universal Games: Growth Drivers Games industry expected to grow 11% yearly average over next 5 years* Expand into the Online Massive Multi-Player (OLMMP) space Online market expected to grow approximately 37% CAGR from 2003 to 2008. World of WarCraft: aiming for November 2004 launch in the U.S., December 2004 in Korea, early 2005 in Europe and later in 2005 in Greater China and Taiwan. Enhance intellectual property Greater emphasis on internal development as primary driver of success. Raise the level of output from Blizzard. Acquire/invent new intellectual property. Develop new opportunities Testing mobile gaming potential for key intellectual properties. Continue to reduce fixed cost structure * Source: VU Games compilation of data from: International Development Group, March 2004; UBS Warburg, February 2004; PriceWaterhouseCoopers, March 2003; CSFB, March 2003; DFC Intelligence, April 2003; Jupiter Research, February 2004; Informa Media Group, March 2004; 2003 syndicated data for US, UK, France, Germany, Australia, Japan, Spain, Portugal, Korea, China and Taiwan collected through NPD Techworld, NPD Funworld, Chart Track, GFK, Media Control, Inform Data, Interbase

Vivendi Universal Games: 9 Months 2004 Performance

3rd quarter 2004

in € million - French GAAP	3rd quarter as published		Growth 2003/2004	Growth at constant currency 2003/2004
	2004	2003		
Revenues	63	77	-18%	-14%
Modified EBITDA	-25	-33	23%	18%
Operating loss	-29	-58	50%	48%
Cash flow from operations	-43	-48	11%	na

9 months 2004

in € million - French GAAP	9 months ended September 30, as published		Growth 2003/2004	Growth at constant currency 2003/2004
	2004	2003		
Revenues	211	317	-33%	-28%
Modified EBITDA	-131	-41	na	na
Operating loss	-185	-110	-68%	-80%
Cash flow from operations	-51	-192	73%	na

3rd quarter comments

Revenue down 14% at constant currency

- Best Sellers: *Crash Twinsanity*, continuation of *Simpsons:Hit and Run*, *Riddick*, *Crash Nitro Kart and Spyro IV*.
- Compared to Q3 2003's stronger release schedule including: *Simpsons: Hit and Run and Warcraft III Expansion Pack*.

Operating loss improved 50% to €(29) million

- Decline in revenues partly offset by lower operating expenses relating to the global turnaround plan:
  - staff count in North America down 40%;
  - lower sales & marketing costs;
  - tighter spending controls.

Cash flow from operations

- Slightly better than last year's third quarter and on track for the full year to show a substantial improvement over last year but still negative.

Recent events

- Announcement of the November launch of the *World of Warcraft* Online Massive MultiPlayer game.
- Announcement of the November launch of *Half Life II*, the sequel to one of the most critically acclaimed PC titles in gaming history.
- North American distribution agreements signed with NovaLogic and Irrational Games.

Investor Presentation – November 2004 36

Vivendi Universal Games: 2004 Guidance Transition year focused on stabilizing the operations and enhancing the portfolio Revenue: Decline, due to transition year Operating income: No major improvement with prior year (restructuring charges and one-time items) Cash flow from operations: Substantial improvement but still negative

NBC Universal NBC Universal Creation of NBC Universal completed on May 12, 2004: NBC Universal looks excellent : Solid Post-Merger Performance Entertainment cable strength Outstanding Olympics; ratings, financials and production success TV...the most profitable network & station group despite prime time competition Film off to a terrific start Parks performing above expectations Synergies on track $100 million in 2004 ... ~ 90% identified $300 million in 2005 ... ~ 80% identified NBC Universal is on track on operating income and cash flow: Operating income projected to be $2.4 billion in 2004 Dividend flow projected to be ~ $400 - $500 million p.a.

SFR Cegetel: Growth Drivers

SFR cegetel

Mobile - SFR

- **Grow customer base**
  - Penetration in France (71% in September 2004) is approximately 15% below European average.
  - Young & senior segments, and multiple equipment are the main levers for future growth.
- **Increase voice usage**
  - Voice traffic keeps growing: +5% increase in average minutes of usage over last year.
  - SFR voice usage is among the highest in Europe: average usage = 263 min per user per month.
- **Develop non-voice service revenues**
  - SFR data ARPU up 35% year-on-year at €49/year.
  - 1.44m Vodafone live! customers (September 2004) only 11 months after launch: more than 10% ARPU uplift on these customers.
  - SMS volume at 3,203 million at the end-September 2004: +37% increase vs. last year.
  - Take-off of non-voice services usage (MMS, WAP cessions…).

Fixed - Cegetel

- **Grow the DSL customer base**
  - Commercial roll-out on the mass market since March.
  - Significant investment in networks: Cegetel has the largest unbundled network in France (600 DSLAMs of the latest generation).
- **Capitalize on Cegetel's position among the alternative fixed players**
  - Number one alternative position on the wholesale market with approx. 50% market share.
  - Co-leadership on the corporate market (among alternative players): more than 20.000 companies and more than 70% of the CAC companies are Cegetel clients.

Investor Presentation – November 2004 39

VIVENDI UNIVERSAL

SFR Cegetel: 9 Months 2004 Performance ** On a comparable basis Revenue up 10%: SFR, up 11% to €1.9bn: Higher customer base with a favorable customer mix (60.4% postpaid) Annual rolling ARPU up 2% at €437; Data ARPU up 35% 1.44 million Vodafone Live customers. Cegetel up 5% to €282 million: Higher data and internet revenues; 9% of the DSL market net adds; YTD 470k DSL customers lines (>120k retail) YTD 157k unbundled lines = 15% market share. Operating Income up 14%: Mobile, up 20% to €642 million: Driven by revenues growth and continued strong control of costs; Cegetel losses at €(29)m compared to a profit of €2m in 2003: Despite revenue growth and €4m positive non- recurring items. Heavy commercial and technical costs of broadband retail offer; 3rd quarter 2004 Recent events SFR: first operator in France to launch 3G services nationwide. Successful marketing campaign for retail DSL broadband Internet market. Signature by Cegetel of a 5-year €60m contract with EDF and Gaz de France in October. 9 months 2004 3rd quarter comments Excel.Sheet.8

SFR Cegetel: 2004 Guidance SFR Cegetel: 2004 Guidance Revenue: More than 7% growth, on a comparable basis (€7,734 million in 2003) Operating income: More than 13% growth, on a comparable basis (€1,966 million in 2003) Cash flow from operations: About 7% growth, on a comparable basis (€2,151 million in 2003)

Maroc Telecom: Growth Drivers Maroc Telecom: Growth Drivers Healthy economy (2005 GDP growth expected to be +3%-4%) and favorable demographics (+1.6% per annum) Increased international traffic (ex.: visitors to Morocco +19% by end-July 2004 over 2003) Mobile Grow customer base: 26% penetration on total population Develop non-voice usage with new services Fixed Grow customer base: 15% penetration on households Grow Internet revenue: Successful DSL launch in 2004

Maroc Telecom: 3rd Quarter 2004 Performance Maroc Telecom: 3rd Quarter 2004 Performance Revenues up 12% : Mobile up 19%: Consolidation of Mauritel as of July 1st 2004; Customer base up 9%; Maroc Telecom prepaid ARPU up 1% YTD at 97MAD. Fixed activities down 2%, +4% before leased lines tariff reduction Tariff reduction impacts essentially internal revenues with the mobile business; Increase of the monthly fees as of 1st of August; Higher customer base. Operating Income up 11% : Driven by revenues growth and good control of costs. 3rd quarter 2004 Recent events 6m subscribers threshold crossed for the mobile segment. Rapid and successful development of DSL broadband Internet offers in Morocco. Visa from public documents with stock market authorities on November 5th and 8th ahead of the planned IPO before the end of 2004. 9 months 2004 3rd quarter comments at constant currency on a comparable basis

Maroc Telecom: 2004 Guidance Maroc Telecom: 2004 Guidance Revenue: High single digit growth in constant currency Operating income: High single digit growth in constant currency Cash flow from operations: Approximately flat

The Group Raises its 2004 Guidance Pro forma: - Excludes VUE, Telepiu and VUP assets sold in 2003 - Excludes dividends received from NBC Universal (2) Includes VUE consolidated cash flow (in 2003 and 2004) and NBC Universal dividends (in 2004) Vivendi Universal raises its adjusted net income guidance and maintains its operating and financial net debt guidance for full year 2004: Guidance by business for full year 2004 remains unchanged.

Consolidated Global Profits Tax System General mechanism Implemented in 1965 by the French Tax Administration; several CAC40 groups already benefit from this tax scheme. Allows consolidation of taxable results of all companies owned at least 50% pro rata the economic interest. In case of a global loss, VU Holding is reimbursed for its share of tax paid by companies registered in France. The scope of the group is not frozen: acquisitions and disposals remain possible. Accelerates the use of operating losses €11.2 billion of cumulated operating losses at VU Holding at a 35% tax rate. €3.8 billion tax savings probably over the next 6 years. €23 billion of long-term capital losses (€4.6 billion savings at 20%) will depend on potential capital gains through disposal (Not affected by the Consolidated Global Profits Tax System). Cash impact End 2005 or beginning 2006.

Net Available Cash Flow In € million - French GAAP 9 Months 2004 Actual 9 Months 2003 Actual Cash Flow from Operations excluding VUE 3,148 2,431 VUE's Cash Flow from Operations (Jan. 1 - May 11, 2004) 406 896 Dividend received from NBC Universal 302 - Consolidated Cash Flow from Operations 3,856 3,327 - Cash taxes (455) (1,146) - Cash interest expenses (367) (473) - Others (307) 154 Net Consolidated Cash Flow 2,727 1,862 - SFR Cegetel's & Maroc Telecom's Net Cash Flow (2,236) (1,537) + Dividends from SFR Cegetel & Maroc Telecom 1,766 844 Net Available Cash Flow at Holding level 2,257 1,169

* Foreign currency translation adjustment is calculated based on an exchange rate of 1euro = US$ 1,1877 Impact of NBC Universal Closing on the P&L and Shareholders' Equity Impact on VU's P&L In US$ billion Pre-tax profit 0.7 Tax (essentially all non-cash) (0.3) After-tax profit 0.4 In € billion After-tax profit 0.4 Foreign currency translation adjustment (no cash impact) (2.1)* Net loss (1.7) Impact on VU's Shareholders' Equity In € billion Foreign currency translation adjustment 2.1* Net loss (1.7) Net change in Shareholders' Equity 0.4 French GAAP 1€ = 1,1877$

Impact of NBCU Closing on Net Debt * Does not include the payment of $275m for Barry Diller's 1.5% in VUE ** Reclassified into other long-term liability

Divestiture Program Update

Debt Structure at End-September 2004 In € million End Dec. 2003 End Sept. 2004 Secured debt Bank facilities VUE $920 million loan Securitization Promissory note to NBCU (related to Pref. A) Capital Leases Others 3,725 1,992 739 602 - 196 196 1,567 - - 472 637 458 * - Unsecured subsidiary debt Preferred A ($787m) and Preferred B ($1,775m) Other subsidiaries 3,601 2,097 1,504 1,290 - 1,290 Other unsecured debt Syndicated bank facility (€ 2.5bn**) High Yield Notes (2008 and )2010 €700 million floating-rate note Vinci and Sogecable exchangeable bond OCEANE VU 1.25% and Veolia Exchangeable Others 7,097 - 2,448 - 1,138 1,748 1,763 3,893 199 410 704 1,143 28 1,409 Gross debt 14,423 6,750 Cash at Group VU level (2,858) (1,231) Net debt 11,565 5,519 Undrawn credit facilities 3,500 2,300 Average interest rate on gross debt*** 4.82% 5.05% Average maturity of debt (end of period) 3.6 years**** 4.9 years Bonds Other long-term debt Bank facilities Other short-term debt Capital leases Est 0.44 0.23 0.08 0.18 0.07 Gross debt structure at end-Sept. 2004 * Including, at September 30, 2004, the consolidation of €328m of real estate defeasance transactions, due to a change in accounting principles CRC rule 04-03 (induced by "Loi de Securite Financiere"); ** Reduced from €2.7 billion in July 2004; *** Average interest rate on the period (12 months and 9 months) **** Excluding Preferred A and Preferred B €5.5 billion consolidated net debt includes: €1.2 billion at SFR Cegetel €(0.5) billion at Maroc Telecom

Percentage of Ownership of Main Subsidiaries Capital intensity in % 31/12/01 31/12/02 31/12/03 30/06/04 Canal+ Group 100% 100% 100% 100% Universal Music Group 92% 92% 92% 92% Vivendi Universal Games 99% 99% 99% 99% Universal Studios Group 92% - - - InterActiveCorp, Inc. 40% - - - Vivendi Universal Entertainment - 86% 86% - NBC Universal - - - 18.5% SFR Cegetel 35% 35% 56% 56% Maroc Telecom 35% 35% 35% 35% VUP / Houghton Mifflin 100% - - - Express-Expansion-Etudiant / Comareg 100% 100% - - Vizzavi 50% - - - VU Net 100% 100% - - PTC 25% 25% 25% 25% VTI - Hungary Telecom 100% 100% - - VTI - Monaco Telecom 55% 55% 55% - VTI - Kenya Telecom 60% 60% 60% - Veolia Environnement 63% 20.4% 20.4% 20.4%

IR Team Eileen McLaughlin IR Director eileen.mclaughlin@groupvu.com Laurence Daniel IR Director laurence.daniel@groupvu.com Edouard Lassalle Associate Director edouard.lassalle@groupvu.com Daniel SCOLAN Executive Vice President Investor Relations +33.1.71.71.12.33 daniel.scolan@groupvu.com For any financial or business information, please refer to our Investor Relations website at: http://finance.vivendiuniversal.com New York 800 Third avenue New York, NY 10022 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7112 Paris 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.12.33 Fax: +33.1.71.71.14.16

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